Hasco Medical, Inc. 15928 Midway Road Addison, TX 75001 Tel (214) 302-0930 Jens@HascoMed.com HascoMed.com

September 11, 2013

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Washington D.C. 20549

Re:	HASCO Medical, Inc. Form 10-K for the Year Ended December 31, 2012 Filed March 29, 2013 Correspondence received August 27, 2013 File No. 000-52422

Dear Ms. Jenkins,

We are in receipt of your comment letter dated August 27, 2013 and offer the enclosed Attachment as response.

In addressing your comments, the Company wishes to satisfy all financial reporting requirements.  We plan to file an amendment to our Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2012.

The Company acknowledges it is responsible for the adequacy and accuracy of disclosures within its filings.  The Company further acknowledges that Staff comments or changes as a result of Staff comments do not foreclose the Commission from taking any action with respect to this filing, and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Sincerely,

Jens Mielke

Chief Financial Officer